

Nit 890.300.653-6



FILE No. 823437

Bogotá, D.C., August 3, 2010

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.



10016112

SUPPL

Ref.: Submission of Documents pursuant Corporación Financiera ~~Colombiana S.A.'s~~ Del Valle SA (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Spanish and English notice to the Common Assembly Meeting
   The notice to assembly meeting of non-voting preferred dividend shareholders and common shareholders was published on July 29, 2010 on La Republica and El Pais newspapers.

2. Spanish and English Profit or Loss Project to be submitted to the Assembly Meeting
   The Board of Directors unanimously approved the project distribution project for the January-June 2010 period under the terms provided on the attached document. Such project shall be submitted to the consideration of the Shareholders General Assembly Meeting.

3. Shareholders Representation
   Measures to ensure appropriate performance of Corficolombiana's Shareholders Assembly and equitable treatment to all shareholders.

Very Truly yours,

ALFONSO RODRIGUEZ AZUERO
Vicepresident

**DIRECCIÓN GENERAL:** Carrera 13 No.26-45 Piso 8 Bogotá D.C. Pbx.(1)2863300 Fax.(1)2860163 A.A. 11843
**REGIONALES:** Bogotá: Carrera 13 No. 26-49. Pbx.(1)2863300 Cali: Calle 10 No.4-47 Piso 13 Pbx.(2)8982222 Medellín: Calle 16 Sur No.43A-49 Piso 8 Pbx.(4)3197600 Barranquilla: Carrera 52 No.74-56 Of.803 Pbx.(5)3681000 Bucaramanga: Calle 52 No.35-38 Pbx. (7)6470710
Call Center 01 8000 522 238 – Bogotá 353 50 66
www.corficolombiana.com

Dlw 8/10

**RIDER 1**

Notice to the Common Assembly Meeting

Approval of the calling to the non-voting preferred dividend shareholders and common shareholders to the Shareholder´s General Assembly Meeting to be held on August 30, 2010, according to the terms of the annexed notification. Such calling was published in Colombia on La Republica and El Pais news papers on July 29, 2010 (attached copies).

LA REPUBLICA

FILE No. 823437

DIARIO ECONÓMICO, EMPRESARIAL Y FINANCIERO DE COLOMBIA

JUEVES 29 DE JULIO DE 2010 - 3 SECCIONES - 52 PÁGINAS - www.larepublica.com.co - diario@larepublica.com.co - $ 1.500

**EL PRESIDENTE DE LA**
**CORPORACIÓN FINANCIERA COLOMBIANA S.A.**

**SE PERMITE CONVOCAR**

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 30 de agosto de 2010 a las 10:30 a.m., en la Carrera 7ª No. 78-96 Piso 8º Club El Nogal, Gran Salón, de la ciudad de Bogotá, D.C., para informarles sobre la realización de la Asamblea General Ordinaria de Accionistas.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 30 de agosto de 2010 a partir de las 10:45 a.m., en la Carrera 7ª No. 78-96 Piso 8º Club El Nogal, Gran Salón, de la ciudad de Bogotá, D.C.

El orden del día que se propondrá a los señores Accionistas es el siguiente:

1. Verificación del quórum
2. Lectura y aprobación del orden del día
3. Designación de la comisión para aprobación del acta de Asamblea
4. Informes de la Junta Directiva y del Presidente de la Corporación correspondientes al ejercicio enero-junio de 2010
5. Estados financieros individuales y consolidados con corte a junio de 2010
6. Dictamen del Revisor Fiscal
7. Aprobación de los informes de los administradores y de los estados financieros
8. Proyecto de distribución de utilidades
9. Informe de la Junta Directiva sobre el funcionamiento del Sistema de Control Interno
10. Elección del Defensor del Consumidor Financiero y fijación de sus honorarios
11. Proposiciones y varios

Los documentos que ordenan la ley y los estatutos estarán a disposición de los Accionistas durante los quince (15) días hábiles anteriores a la fecha de la reunión, en la Secretaría General de la Corporación ubicada en la Carrera 13 No. 26-45 Piso 8º de la ciudad de Bogotá, D.C.

Los Accionistas que no concurran personalmente, pueden hacerse representar mediante poder otorgado por escrito, que debe contener, como mínimo, el nombre del poderdante y del apoderado, la persona en quien éste puede sustituirlo, si es del caso, la fecha de la Asamblea para la que se confiere y la clase de acciones que representa. Se recuerda que, salvo los casos de representación legal, los administradores y empleados de la Corporación no podrán representar acciones distintas de las propias ni sustituir los poderes que se les confieran.

**JOSÉ ELÍAS MELO ACOSTA**
**Presidente**

VIGILADO


Corficolombiana

**THE PRESIDENT OF**
**CORPORACION FINANCIERA COLOMBIANA S.A.**

**Is hereby calling**

To the General Assembly Meeting of Non-Voting Preferred Dividend Shareholders, to be held on August 30, 2010, at 10:30 a.m., at Carrera 7 No. 78-96, Piso 8, El Nogal Club, Gran Room, in the city of Bogota D.C., in order to advise on the General Assembly Meeting of Common Shareholders.

He is also calling the Common Shareholders and Non-Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders to be held on August 30, 2010, at 10:45 a.m., at Carrera 7 No. 78-96, Piso 8, El Nogal Club, Gran Room, in the city of Bogota D.C.

The Order of the Day to be proposed to the Shareholders is the following:

1. Quorum verification
2. Reading and approval of the order of the day
3. Appointment of a commission to approve the minute of the Assembly
4. Corficolombiana´s Board of Directors´ and President´s report of the January-June 2010 period.
5. Individual and consolidated financial statements of Corficolombiana as of June 2010.
6. Statutory Auditor´s opinion
7. Approval of the management reports and financial statements
8. Profit distribution project
9. Report of the Board of Directors on the functioning of the Internal Control System
10. Election Financial Consumer Ombudsman and fixing their fees
11. Proposals and miscellaneous

The documents required by the law and the by-laws are available to the Shareholders within fifteen (15) working days previous to the Meeting at the General Secretary´s Office of Corficolombiana located at Carrera 13 No. 26-45, Piso 8, in the city of Bogota D.C.

Any Shareholder who cannot personally attend the meeting may appoint a proxy with a written authorization, that will contain, but not limited to, the name of the appointor and appointee, the person to whom he may substitute his powers, as the case may be, the date of the Assembly Meeting for which the said power is conferred, and the types of shares represented. It is agreed that except in the cases of legal representation, the managers and employees of Corficolombiana may not represent any shares others than their own nor substitute the powers they are conferred.



**JOSE ELIAS MELO ACOSTA**
President


Corficolombiana

**RIDER 2**

Profit or Loss Project to be submitted to the Assembly Meeting

The profit distribution project of the period ending on June 30, 2010, as approved by the Board of Directors to be submitted to the consideration of the Shareholder´s General Assembly Meeting.

**CORPORACIÓN FINANCIERA COLOMBIANA S.A.**
**PROYECTO DE DISTRIBUCIÓN DE UTILIDADES**
**JUNIO DE 2010**

|  | | | | |
|---|---|---|---|---|
| Utilidad antes de impuestos | | | $ | 271,806,450,671 |
| Menos: provisión de impuestos | | | $ | 6,865,000,000 |
| Utilidad del ejercicio después de impuestos: | | | $ | 264,941,450,671 |
| Liberar reserva futuros repartos: | | | $ | 112,096,975,639 |
| Liberar reserva decreto 2336 (ingresos realizados): | | | $ | 18,373,155,552 |
| Capitalizar reserva decreto 2336 : | | | $ | - |
| Utilidad a disposición de la Asamblea : | | | $ | 395,411,581,862 |
| Reserva sobre valoración de inversiones Dec 2336 /95 | | 108,381,218,609 | | |
| Reserva para futuros repartos | | 79,030,368,009 | | |
| Dividendo ordinario en efectivo de $564 por acción sobre las 165.922.979 acciones ordinarias y las 11.133.724 acciones preferenciales suscritas y pagadas a junio 30 de 2010. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2010. | $ | 99,859,980,492 | | |
| Un dividendo ordinario en acciones por un valor $50.140.041.938 y un dividendo extraordinario en acciones por un valor de $57.999.972.814 para un valor total de dividendos distribuibles en acciones de $108.140.014.752 a razón de $610.76 por cada acción sobre las 165.922.979 acciones ordinarias y $610.76 por cada acción sobre las 11.133.724 acciones preferenciales suscritas y pagadas a junio 30 de 2010. Estos dividendos se pagarán en acciones, a razón de 1 acción por cada 46.978799 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 46.978799 acciones preferenciales, suscritas y pagadas a 30 de junio de 2010. El pago de las acciones se hará el día 1° de octubre de 2010 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 3.768.864 nuevas acciones, 3.531.869 acciones ordinarias y 236.995 acciones preferenciales.<br>El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa del 1° al 23 de julio, $28.693,oo (1), de los cuales $10 serán contabilizados en la cuenta de capital y $28.683,oo en la cuenta de reserva legal por prima en colocación de acciones. | $ | 108,140,014,752 | | |
| **SUMAS IGUALES** | **$** | **395,411,581,862** | **$** | **395,411,581,862** |

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL

**NOTA: El pago de los dividendos en acciones, por mandato expreso del Decreto 2336 de 1995, obligatoriamente se tiene que realizar en acciones, por ser las utilidades a distribuir por ese concepto generadas como consecuencia de la aplicación de sistemas especiales de valoración de inversiones a precios de mercado no realizadas en cabeza de la sociedad. Las acciones nuevas entregadas como producto de la distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio enero-junio de 2010.**

**CORPORACION FINANCIERA COLOMBIANA S.A.**
**PROFIT DISTRIBUTION PROJECT**
**June 2010**

| | | |
|---|---|---|
| Profit before tax | | COP 271.806.450.671 |
| Less: tax provisions | | COP 6.865.000.000 |
| Profit of the period after tax | | COP 264.941.450.671 |
| To release reserve for future distributions : | | COP 112.096.975.639 |
| To release reserve decree 2336 (realized income): | | COP 18.373.155.552 |
| To capitalize reserve decree 2336: | | - |
| | | |
| **Profit at the disposal of the Assembly :** | | **COP 395.411.581.862** |
| | | |
| Reserve on investment valuation Dec 2336 /95 | COP 108.381.218.609 | |
| Reserve for future distributions | COP 79.030.368.009 | |
| **Common cash dividend at COP 564 per share over the 165.922.979 common shares and the 11.133.724 subscribed and paid in preferred shares as of June 30, 2010. This dividend shall be paid in six monthly Installments within the first five days of each month, starting from October, 2010.** | **COP 99.859.980.492** | |
| **A common dividend in shares at COP 50.140.041.938 and an extraordinary dividend in shares at COP 57.999.972.814 for a total value of dividends of COP 108.140.014.752 to be distributed in shares at COP 610.76 per share over the 165.922.979 common shares at COP 610.76 per share over the 11.133.724 subscribed and paid in preferred shares as of June 30, 2010. This dividend shall be paid in shares as follows: one share per cash 46.978799 common shares and one non-voting preferred dividend share per each 46.978799 preferred, subscribed and paid shares as of June 30, 2010. The shares will be paid on October the 1st, 2010 to whoever is qualified as a shareholder upon due date, according to the regulation in force. For this purpose, a total of 3.768.864 new shares, 3.531.869 common shares and 236.995 preferred shares will be issued. The par value of the shares to be delivered will be the weighted average price of the common shares traded at the stock exchange from the 1st to the 23rd of July, that is COP28.693.oo (1), of which COP10 will be recorded on the capital account and COP 28.683.oo on the legal reserve account as a premium in the placement of shares.** | **COP 108.140.014.752** | |
| **EQUAL AMOUNTS** | **COP 395.411.581.862** | **COP 395.411.581.862** |

(1)The daily average price per share was taken from INFOVAL report.

NOTE: Payment of dividends in shares, according to Decree 2336 of 1995, is mandatory to be made in shares, as the profits to be distributed are generated as a result of the application of special systems for investment valuation at market prices not yet realized by the company. The new shares delivered as a result of the profit distribution, will not have the right to a dividend in cash over the profits of the January-June 2010 period.

**RIDER 3**

Shareholders Representation

Measures to ensure appropriate performance of Corficolombiana's Shareholders Assembly and equitable treatment to all shareholders.

# MEDIDAS PARA ASEGURAR EL ADECUADO FUNCIONAMIENTO DE LA ASAMBLEA DE ACCIONISTAS DE CORFICOLOMBIANA S.A. Y EL TRATO EQUITATIVO A TODOS LOS ACCIONISTAS

Para garantizar el cumplimiento de los mandatos legales que buscan el adecuado funcionamiento de las asambleas de accionistas y la protección de los derechos de los accionistas minoritarios, la Junta Directiva de Corficolombiana S.A. adopta las siguientes medidas:

**PRIMERO: CONDUCTAS PROHIBIDAS**. Se prohíben las siguientes conductas:

1. Incentivar, promover o sugerir a los accionistas el otorgamiento de poderes donde no aparezca claramente definido el nombre del representante para las asambleas de accionistas de las respectivas sociedades.

2. Recibir de los accionistas poderes para las reuniones de asamblea, donde no aparezca claramente definido el nombre del respectivo representante.

3. Admitir como válidos poderes conferidos por los accionistas, sin el lleno de los requisitos establecidos en el artículo 184 del Código de Comercio[1], para participar en asambleas de accionistas.

4. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir o determinar el nombre de quienes actuarán como apoderados en las asambleas a los accionistas.

5. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido recomendar a los accionistas que voten por determinada lista.

6. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, está prohibido sugerir, coordinar, convenir con cualquier accionista o con cualquier representante de accionistas, la presentación en la asamblea de propuestas que hayan de someterse a su consideración.

7. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad y de los demás funcionarios de la sociedad, está prohibido sugerir, coordinar, convenir con cualquier accionista o con cualquier representante de accionistas, la votación a favor o en contra de cualquier proposición que se presente en la misma.

8. También deberán suspenderse las prácticas descritas en el presente artículo cuando las mismas se realicen por interpuesta persona.

9. Los administradores o los empleados de la sociedad, podrán ejercer los derechos políticos inherentes a sus propias acciones y a aquellas que representen cuando actúen en calidad de representantes legales.

10. Tratándose de quienes por estatutos ejerzan la representación legal de la sociedad, de los liquidadores y de los demás funcionarios de la sociedad, éstos estarán obligados en todo momento a asegurar un trato equitativo a todos los accionistas de la compañía.

**SEGUNDO: MEDIDAS CORRECTIVAS Y DE SANEAMIENTO.** Los representantes legales, administradores y demás funcionarios de Corficolombiana S.A., deberán adoptar las siguientes medidas correctivas y de saneamiento:

1. Deberán devolver a los poderdantes los poderes que pudieren contravenir lo prescrito en el artículo primero anterior.

2. Deberán informar a los accionistas que los poderes no podrán conferirse a personas vinculadas directa o indirectamente con la administración o con los empleados de la sociedad.

3. Deberán abstenerse de recibir poderes especiales antes de la convocatoria por medio de la cual se informe los asuntos a tratar en la asamblea respectiva.

4. Deberán adoptar todas las medidas necesarias para que los funcionarios de la sociedad obren con neutralidad frente a los distintos accionistas.

5. Deberán, previa a la celebración de la asamblea de accionistas, adoptar todas las medidas apropiadas y suficientes para garantizar la participación efectiva de los accionistas en la asamblea y el ejercicio de sus derechos políticos.

**TERCERO: RESPONSABLE DE LA VERIFICACION DEL CUMPLIMIENTO DE LAS MEDIDAS.** Se designa al Secretario General de Corficolombiana S.A. como responsable de verificar la observancia de las medidas adoptadas.

**CUARTO: OBLIGACION DE LOS MIEMBROS DE LA JUNTA DIRECTIVA.** Los miembros de la Junta Directiva deberán requerir antes de cada asamblea al funcionario responsable para que les informe sobre el cumplimiento de lo aquí dispuesto. En caso de que no se estén acatando las mismas, la Junta Directiva deberá ordenar las acciones correctivas que estime pertinentes para remediar las posibles falencias detectadas.

**QUINTO: INTERPRETACION.** La interpretación de lo indicado en precedencia estará a cargo de la Junta Directiva.

# MEASURES TO ENSURE APPROPRIATE PERFORMANCE OF CORFICOLOMBIANA´S SHAREHOLDERS ASSEMBLY AND EQUITABLE TREAMENT TO ALL SHAREHOLDERS

In order to guarantee compliance with legal provisions intended to provide appropriate performance of the shareholders assembly meetings and protection of the minority shareholders´ rights, Corficolombiana´s Board of Directors is hereby adopting the following measures:

FIRST. FORBIDDEN BEHAVIORS: The following behaviors are forbidden:

1. Encourage, promote or suggest any shareholder to grant his powers where the name of the representative at the shareholders´ assemblies of the respective companies is not clearly defined.
2. Receive from any shareholder powers for the assembly meetings, where the respective representative´s name is not clearly defined.
3. Admit as valid the powers conferred by the shareholders, without compliance with requirements provided on article 184 of the Commerce Code to participate at shareholders´ assembly meetings.
4. In the case of any person who legally exercises the legal representation of the company, a receiver of other officials of the company, they are prevented from suggesting or determining the name of whoever will act as proxy at the shareholders´ assembly meetings.
5. In case of any person who legally exercises the legal representation of the company, receivers or any other official of the company, they are prevented from recommending shareholders to vote for a specific list.
6. In case of any person who legally exercises the legal representation of the company, receivers of any other official of the company, they are prevented from suggesting, coordinating, making agreements with any other shareholder or shareholders´ representative, to introduce to the assembly meetings any proposal to be submitted for their consideration.
7. In case of any person who legally exercises the legal representation of the company and other officials of the company, they are prevented from

suggesting, coordinating, making agreements with any shareholder or any shareholder´s representative, to vote for or against any proposal submitted at the meeting.

8. Also, any of the practices described in this article will be suspended when made by an intermediary.
9. The managers or employees of the company may exercise the political rights inherent to their own shares and to the ones they represent when acting as legal representatives.
10. An equitable treatment to all the shareholders of the company must be given by any person who legally exercises the legal representation of the company, receivers and other officials of the company.

SECOND: CORRECTIVE AND CLEARING MEASURES. The legal representatives, managers and other officials of Corficolombiana S.A., will adopt the following corrective and clearing measures:

1. Return to the principals any power that may infringe provisions of article first above.
2. Advise the shareholders that powers may not be conferred to any person involved either directly or indirectly in the management or with employees of the company.
3. Abstain from receiving special powers before calling to an assembly meeting whereby information is provided on the issues to be treated at the respective assembly meeting.
4. Adopt all the necessary measures for the officials of the company to act independently and neutrally with the diverse shareholders.
5. Prior to the shareholders assembly meeting, adopt all the appropriately and sufficient measures to guarantee effective attendance of the shareholders to the assembly meeting and the exercise of their political rights.

THIRD: ACCOUNTABILITY FOR CHECKING COMPLIANCE WITH MEASURES. The General Secretary of Corficiolombiana S.A. will be accountable for checking compliance with the measures adopted.

FILE No. 823437

FOURTH: OBLIGATION OF THE BOARD OF DIRECTORS MEMBERS: The members of the Board of Directors prior to each assembly meeting will request from the responsible official to advise them on the compliance of these provisions. In case of any default in meeting these provisions, the Board of Directors will mandate any pertinent corrective measures to solve any possible detected failure.

FIFTH: INTERPRETATION: The above statements will be construed by the Board of Directors.